As filed with the U.S. Securities and Exchange Commission on September 29, 2008
Registration No. 333- 133099

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

PANASONIC KABUSHIKI KAISHA
(FKA MATSUSHITA DENKI SANGYO KABUSHIKI KAISHA)
(Exact name of issuer of deposited securities as specified in its charter)

PANASONIC CORPORATION
(Translation of issuer's name into English)
Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Yoichi Nagata
Panasonic Corporation
One Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1362

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600
It is proposed that this filing become effective under Rule 466

☐    immediately upon filing    ☒    on September 30, 2008 at 4:30 p.m.

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount To be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of common stock of Panasonic Corporation	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-12694.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of ADR	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Panasonic Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Amended and Restated Deposit Agreement among Matsushita Electric Industrial Co., Ltd. (currently known as Panasonic Corporation), JPMorgan Chase Bank, N.A., (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").Previously filed as an Exhibit to Registration Statement No. 333-12694 which is incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement, including form of ADR. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as an Exhibit to Registration Statement No. 333-133099 which is incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 29, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Panasonic Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on September 22, 2008.

Panasonic Corporation

By:	/s/ Hideaki Kawai
Name:	Hideaki Kawai
Title:	Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on September 17, 2008, in the capacities indicated.

Signature	Title

/s/Kunio Nakamura*	Chairman of the Board
Kunio Nakamura

/s/Masayuki Matsushita*	Vice Chairman of the Board of Directors
Masayuki Matsushita

/s/Fumio Ohtsubo*	President and Director
Fumio Ohtsubo	(Chief Executive Officer)

/s/Susumu Koike*	Executive Vice President and Director
Susumu Koike

Executive Vice President and Director
Shunzo Ushimaru

Executive Vice President and Director
Koshi Kitadai

/s/Toshihiro Sakamoto*	Managing Director
Toshihiro Sakamoto

/s/Takahiro Mori*	Senior Managing Director
Takahiro Mori

/s/Shinichi Fukushima*	Senior Managing Director
Shinichi Fukushima

Managing Director
Yasuo Katsura

Managing Director
Junji Esaka

Managing Director
Hitoshi Otsuki

/s/Ikusaburo Kashima*	Managing Director
Ikusaburo Kashima

Director
Ikuo Uno

Director
Masayuki Oku

/s/Hidetsugu Otsuru*	Director
Hidetsugu Otsuru

Director
Makoto Uenoyama

Director
Masatoshi Harada

/s/Masaharu Matsushita*	Honorary Chairman of the Board of Directors
Masaharu Matsushita	and Executive Advisor

/s/Yoichi Nagata*	Authorized Representative in the
Yoichi Nagata	United States

*
By:          /s/Hideaki Kawai
Name: Hideaki Kawai
Title:   Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement.

(e)	Rule 466 Certification